UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                               GENEMEDICINE, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    368707105
                                 (CUSIP Number)



















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Check the following box if a
fee is being paid with this statement |_|

CUSIP No.  368707105

(1)           Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person
                Citibank, N.A.; 13-5266470
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(2)           Check the Appropriate Box if a Member of Group (See Instructions)

|_|           (a)
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|_|           (b)
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(3)           SEC Use Only
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(4)           Citizenship or Place of Organization  New York
                                                    --------------------------

Number of         (5)      Sole Voting Power   0
Shares                                       ---------------------------------
Beneficially               ---------------------------------------------------
Owned by          (6)      Shared Voting Power       999,062
Each                                           -------------------------------
Reporting                  ---------------------------------------------------
Person            (7)      Sole Dispositive Power     0
With                                                --------------------------
------                     ---------------------------------------------------
                  (8)      Shared Dispositive Power           999,062
                                                    --------------------------
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(9)           Aggregate Amount Beneficially Owned by Each Reporting
              Person     999,062
                         -----------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)          Percent of Class Represented by Amount in Row (9)
              6.85%
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(12)          Type of Reporting Person (See Instructions) BK*
                                                          --------------------

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* The reporting person is a pledgee with limited voting and dispositive power pursuant to certain voting trust agreements. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

Item 1.         Issuer

                  (a)      GeneMedicine, Inc.
                  (b)      8301 New Trails Drive
                           The Woodlands, TX 77381-4248

Item 2.         Persons Filing

                  (a)      Name of Persons Filing:  Citibank, N.A.
                  (b)      Address of Principal Offices:
                           399 Park Avenue,
                           New York, New York  10043
                           (Citibank, N.A.)
                  (c)      Citizenship:  New York (Citibank, N.A.)
                  (d)      Title of Class of Securities:  Common Stock,
                           $.001 par value.
                  (e)      CUSIP Number:  368707105

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)      |_|     Broker or Dealer registered under Section 15
                                   of the Act
                  (b)      |X|     Bank as defined in Section 3(a)(6) of the Act
                  (c)      |_|     Insurance Company as defined in Section
                                   3(a)(19) of the Act
                  (d)      |_|     Investment Company registered under Section 8
                                   of the Investment Company Act
                  (e)      |_|     Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940
                  (f)      |_|     Employee Benefit Plan, Pension Fund
                                   which is subject to the provisions of the
                                   Employee Retirement Income Security Act of
                                   1974 or Endowment Fund; see
                                   ss. 240.13d-1(b)(1)(ii)(F)
                  (g)      |_|     Parent Holding Company, in accordance with
                                   ss. 240.13d-1(b)(ii)(G)
                  (h)      |_|     Group in accordance with
                                   ss. 240.13d-1(b)(1)(ii)(G)

Item 4.         Ownership

                  (a)      Citibank, N.A.: 999,062;
                  (b)      Citibank, N.A.:  6.85%;
                  (c)      (i)      -0-;
                           (ii)     Citibank, N.A.:  999,062;
                           (iii)    -0-;
                           (iv)     Citibank, N.A.:  999,062.

Item 5.         Ownership of Five Percent or Less of a Class

                  This statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities.    | |

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.         Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.         Notice of Dissolution of Group

                  Not Applicable.

Item 10.        Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999


                                      CITIBANK, N.A.



                                      By: /s/ Melissa Tanklefsky
                                          ---------------------------------
                                          Name:  Melissa Tanklefsky
                                          Title: Vice President